As filed with the U.S. Securities and Exchange Commission on July 7, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTION FROM SECTION
19(b) OF THE ACT AND RULE 19b-1 UNDER THE ACT

(File No.  812 - 15230)

HIGH INCOME SECURITIES FUND

c/o U.S. BANCORP FUND SERVICES, LLC
615 EAST MICHIGAN STREET
MILWAUKEE, WISCONSIN  53202

Communications, Notice and Order to:

Phillip Goldstein, Chairman
High Income Securities Fund
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Copy to:

Thomas R. Westle, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY  10020
(212) 885-5239
twestle@blankrome.com

Cover page for 15 Sequentially Numbered pages (including Exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

)
In the Matter of	)
)
HIGH INCOME SECURITIES FUND	)
)
C/O U.S. BANCORP FUND SERVICES, LLC	)
615 EAST MICHIGAN STREET, 2ND FLOOR	)
MILWAUKEE, WISCONSIN 53202)
)
(888) 898-4107)
)
File No. 812 - 15230)
)

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION
FROM SECTION 19(b) OF THE ACT AND RULE 19(b)-1 UNDER THE ACT

High Income Securities Fund (the “Fund” or the “Applicant”), a Massachusetts business trust that is an internally managed registered closed-end diversified management investment company listed on the New York Stock Exchange (the “NYSE”), hereby submits this Application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), providing the Applicant (including any successor in interest)1 with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder.2

I.      DESCRIPTION OF THE APPLICANT

The Fund (formerly, Putnam High Income Securities Fund) was formed in Massachusetts on April 28, 1987.  Effective July 24, 2018, the Fund changed its name to High Income Securities Fund.  Common shares of beneficial interest (“common shares”) of the Fund are currently listed and traded on the NYSE under the symbol “PCF.”  Although the Fund does not currently intend to issue preferred shares, the Board (as defined below) may authorize the issuance of preferred shares in the future.

As of April 30, 2021, the Fund had 9,487,783 common shares outstanding and no preferred shares outstanding. The total net assets of the Fund as of April 30, 2021 was approximately $87.65 million. On April 30, 2021, the closing share price on the NYSE for the Fund’s common shares was $9.48 and its net asset value per share was $9.24.  The most recent NAV of the Fund’s common shares is provided weekly on its website at www.highincomesecuritiesfund.com.

In April 2019, the Board of Trustees of the Fund (the “Board”) approved continuing to invest the Fund’s assets within the parameters of the Fund’s existing investment policies and restrictions, in securities that are likely to generate greater income.  The primary focus of the Fund’s current investment strategy is to acquire discounted shares of income-oriented closed-end investment companies and business development companies.  In addition, units or common shares issued by special purpose acquisition companies (or SPACs) may comprise up to 20% of the Fund’s portfolio.  The Board also approved the formation of a committee to internally manage the assets of the Fund (the “Investment Committee”).3

1 A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
2 The only registered closed-end investment company that intends to rely on the Order has been named as an Applicant.
3 The Investment Committee is comprised of three Trustees, Phillip Goldstein, Andrew Dakos and Rajeev Das.

II.      RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

The Applicant believes that Rule 19b-1 should be interpreted to permit the Fund to make an unlimited number of distributions on its outstanding common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gains resulting from that designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Fund’s proposed distribution policy in the absence of such an interpretation, the Applicant hereby requests an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit the Fund to distribute periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its outstanding common shares and as often as specified by, or determined in accordance with the terms of any preferred shares issued by the Fund. Although the Fund does not currently intend to issue preferred shares, the Board may authorize the issuance of preferred shares in the future.

The Fund presently pays dividends to shareholders consisting of net investment income and net realized capital gains, in accordance with Section 19 of the Act.  The Applicant believes that the Fund’s shareholders may prefer an investment vehicle that provides for more frequent capital gains distributions and a consistent cash flow.  In addition, the common shares of closed-end funds generally tends to trade in the marketplace at a discount to their net asset values.  To try to reduce the discounts at which their shares trade, among other goals, many closed-end funds have adopted managed distribution policies, which call for monthly or quarterly distributions to shareholders.  Some of these funds have seen their discounts narrow as a result.  The Applicant believes that the discounts at which the Fund’s common shares may trade may similarly be reduced if it adopts a managed distribution policy that would permit it to pay capital gains dividends with respect to its common shares more frequently than is permitted under Rule 19b-1.  An additional benefit of a managed distribution policy is to provide the Fund with more flexibility in managing the assets of the Fund in the best interests of the Fund's shareholders.  For example, a large annual distribution to the Fund's shareholders may require an inopportune sale of securities when it may not be in the best interests of the Fund's shareholders, but which may be avoided or mitigated with smaller quarterly or monthly distributions.

III.      REPRESENTATIONS OF THE APPLICANT

The Applicant makes the following representations regarding the requested relief:

Prior to the Fund’s implementing a distribution policy in reliance on the Order (a “Distribution Policy”), the board of trustees of the Fund (the “Board”), including a majority of the trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will request and evaluate, and the Fund will furnish, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy.  In particular, the Board and the Independent Trustees will review information regarding: (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and net asset value per share of common shares (“NAV”)); (iii) the expected relationship between the Fund’s distribution rate on its common shares under the proposed Distribution Policy and the Fund’s total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund’s long-term total return (in relation to market price and NAV).  The Independent Trustees will also consider what conflicts of interest the Fund and the affiliated persons of the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.  Following this review, the Board, including the Independent Trustees, of the Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund’s investment objectives and in the best interests of the Fund’s shareholders.  The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund's registration statement.

In addition, prior to implementation of a Distribution Policy for the Fund pursuant to the Order requested by this Application, the Board shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

1.
are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and by condition D. herein (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition B.1. herein, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition C.1. herein; and

2.
require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of the Fund will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above.  These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit the Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through periodic distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains.  The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year.  Under the proposed Distribution Policy of the Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its common shareholders a fixed percentage of the market price of the Fund’s common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under the proposed Distribution Policy, the minimum annual distribution rate with respect to the Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.  In December 2019, the Fund announced its intention to make monthly distributions at an annual rate of at least 10% per annum (or 0.8333% per month) of the NAV as of the end of the previous calendar year.

IV.      JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, the Applicant submits that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Fund and its shareholders.

A.	Receipt of the Order would serve shareholder interests

The Applicant believes that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy.  Furthermore, the Fund has received requests from some of the Fund's shareholders, requesting that the Fund implement a fixed distribution policy.  Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV.  The Applicant believes that this discount may be reduced if the Fund is permitted to pay more frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund’s common shares trade in the market would benefit the holders of the Fund’s common shares along with the Fund.

B.	The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.4  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).  The same information will be included in the Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold their shares during the year).

In addition, upon adopting a Distribution Policy pursuant to this Order, the Fund will make the additional disclosures required by the conditions set forth in Part VI below, and the Fund will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that the Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, subjecting the Fund to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Fund will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

 4 See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Distribution Policy, may give rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 may impose pressure on management to realize capital gains at a time when prudent investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in subsequent years), notwithstanding that prudent investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan that may be required in order to comply with Rule 19b-1.  There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem, but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicant would minimize these anomalous effects of Rule 19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. The Applicant submits that this concern should not apply to closed-end investment companies, such as the Fund, that do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of the shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicant also submits that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend at a fixed rate, a rate determined by reference to an objective rate or index, or a rate determined by the market, and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. Although the Fund does not currently intend to issue preferred shares, the Board may authorize the issuance of preferred shares in the future.

There is also currently a tax rule that provides that any loss realized by a shareholder upon the sale of shares of a regulated investment company that was held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such shares, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year.  Subparagraph (f) of Rule 19b-1 allows a Fund to make one additional capital gain dividend if it is made in whole or in part to avoid the excise tax under Section 4982 of the Code.

The Applicant asserts that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of the Fund’s long-term capital gains within the limits in Rule 19b-1, the Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  The Applicant believes that the application of Rule 19b-1 to the Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-816 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common shares and preferred shares dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund.  Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

The Applicant also submits that the “selling the dividend” concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Fund to make periodic capital gains distributions (as defined in section 852(b)(3)(C) of the Code) in respect of its common shares as frequently as twelve times in any one taxable year and in respect of its preferred shares as often as specified by, or determined in accordance with, the terms thereof.  Granting this relief would provide the Fund with flexibility in meeting potential investor interest in receiving more frequent distributions.  Furthermore, implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

5 These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
6 1989-1 C.B. 226.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to the performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and, consequently, the long-term gain component cannot even be known until the last dividend of the Fund’s fiscal year.  In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of the Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.      APPLICANT’S CONDITIONS

The Applicant agrees that the Order will be subject to the following conditions:

A.	Compliance Review and Reporting.

The Fund’s chief compliance officer will: (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, as to whether (i) the Fund has complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

B.	Disclosures to Fund Shareholders

1	Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

a.	Will provide, in a tabular or graphical format:

i.
the amount of the distribution, on a per common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

ii.
the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

iii.
the average annual total return in relation to the change in NAV for the 5-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

iv.
the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date-cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

b.	Will include the following disclosure:

i.	“You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

ii.
“The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;[7] and

iii.
“The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

2.	On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

a.	describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

b.	include the disclosure required by condition B.1.b.i above;

c.	state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to the Fund’s shareholders; and

d.	describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

3.
Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

C.	Disclosure to Shareholders, Prospective Shareholders and Third Parties.

1.
The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1.b. above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund shareholder, prospective shareholder or third-party information provider;

7 The disclosure in this condition B.1.b.ii. will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

2.
The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1.b. above, as an exhibit to its next filed Form N-CSR; and

3.
The Fund will post a statement prominently on its website containing the information in each 19(a) Notice, including the disclosure required by condition B.1.b. above, and maintain such information on its website for at least 24 months.

D.	Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person (“Financial Intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

1.	will request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s common shares held through such Financial Intermediary;

2.
will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and

3.
upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

E.	Additional Board Determinations If the Fund’s common shares Trade at a Premium.

If:

1.
The Fund’s common shares have traded on the stock exchange that it primarily trades on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2.
The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

a.	At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

i.
will request and evaluate, and the Fund will furnish, such information as may be reasonably necessary to allow the Board to make an informed determination as to whether the Distribution Policy should be continued or continued after amendment;

ii.
will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition E.2.a.i. above; including, without limitation: (A) whether the Distribution Policy is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and (C) the Fund’s current distribution rate, as described in condition E.2 above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition E.2, or such longer period as the Board deems appropriate; and

iii.	based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy.

b.
The Board will record the information considered by it, including its consideration of the factors listed in condition E.2.a.ii. above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F.	Public Offerings.

The Fund will not make a public offering of its common shares other than:

1.	a rights offering below NAV to the Fund’s common shareholders;

2.	an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

3.	an offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:

a.
the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date; and

b.
the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of its outstanding shares of preferred shares (as the Fund may issue);

G.	Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.      APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here to The Adams Express Company and Petroleum & Resources Corporation; Investment Company Act Release Nos. 30304 (December 13, 2021) (notice) and 30344 (January 8, 2013) (order), In the Matter of Ares Dynamic Credit Allocation Fund, Inc., et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015) (order); In the Matter of Brookfield Global Listed Infrastructure Income Fund Inc., et al., Investment Company Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015) (order); In the Matter of RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC, Investment Company Act Release Nos. 32635 (May 12, 2017) (notice) and 32673 (June 7, 2017) (order); In the Matter of The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017) (notice) and 32676 (June 13, 2017) (order); In the Matter of The Swiss Helvetia Fund, Inc., Schroder Investment Management North America Inc., and Schroder Investment Management North America Limited, Investment Company Act Release Nos. 33075 (April 23, 2018) (notice) and 33099 (May 21, 2018) (order) ; In the Matter of Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC, Investment Company Act Release Nos. 33147 (July 3, 2018) (notice) and 33185 (July 31, 2018) (order), Special Opportunities Fund, Inc. and Bulldog Investors, LLC, Investment Company Act Release Nos. 33367 (February 4, 2019) (notice) and 33386 (March 4, 2019) (order), In the Matter of Macquarie Global Infrastructure Total Return Fund Inc., et. al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order), In the Matter of Putnam Managed Municipal Income Trust, et al., Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order), and In the Matter of Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order).

VII.      PROCEDURAL COMPLIANCE

Pursuant to the requirements of Rule 0-2(f) under the Act, the Applicant hereby states that its address is 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin 53202.  The Applicant further states that all communications or questions should be directed to Thomas R. Westle, Blank Rome LLP, 1271 Avenue of the Americas, New York, NY 10020, (212) 885-5000, with a copy to Stephanie Darling, The Law Office of Stephanie Darling, 818 Ridge Road, Rising Sun, MD 21911, (410) 658-7491.

Pursuant to Rule 0-2(c)(1) under the Act, the Applicant hereby states that the officer signing and filing this Application on behalf of the Applicant is fully authorized to do so, that under the provisions of the Fund’s By-Laws, responsibility for the management of the affairs and business of the Fund is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Fund has authorized any officer of the Fund to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  The Applicant states that the authorizations described above remain in effect as of the date hereof and are applicable to the individual who has signed this Application.  The Applicant further states that it has complied with all requirements for the execution and filing of this Application in the name and on behalf of the Applicant.

The verification required by Rule 0-2(d) under the Act is attached as Exhibit B-1 hereto.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.      CONCLUSION

On the basis of the foregoing, the Applicant respectfully requests that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application.  In addition, the Applicant requests that the Order permit the Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.  The Applicant submits that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

HIGH INCOME SECURITIES FUND

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

July 7, 2021

EXHIBIT INDEX

A-1	Authorizing Resolutions of High Income Securities Fund
B-1	Verification of High Income Securities Fund Pursuant to Rule 0-2(d)

Exhibit A-1

RESOLUTIONS OF THE BOARD OF TRUSTEES OF
HIGH INCOME SECURITIES FUND

Authorization to File Exemptive Order Application relating to the Fund

RESOLVED, that the Board of Trustees of High Income Securities Fund (the “Fund”), including a majority of those who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order pursuant to Sections 6(c) of the Act that would grant an exemption from Section 19(b) and Rule 19b-1 thereunder to permit the Fund to make capital gains distributions in any one taxable year in excess of the number of distributions otherwise permitted under the Act, and any such application and amendments and related documents filed in connection therewith shall be in such form as they, by execution and filing thereof, shall approve; and

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

Exhibit B-1

HIGH INCOME SECURITIES FUND
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated July 7, 2021 for and on behalf of the High Income Securities Fund; that he is the Chairman of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: July 7, 2021

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board